

Alexander Wright · 3rd

Chief Creative Officer & Co-Owner at Detroit City FC - Founder & Creative Lead at Good Problem Productions

Detroit, Michigan · 500+ connections · Contact info

Good Problem Produ

University of Michiga

#OpenToWork
Producer, Creative Lead, Project Manager and Writer roles
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Experience

President & Lead Producer
Good Problem Productions
2012 – Present · 8 yrs
Greater Detroit Area

GPP is an Emmy-winning full service media production company. (goodproblem.com)

Co-Owner
Detroit City FC
2011 – Present · 9 yrs
Greater Detroit Area

Along with my partners, co-founded DCFC (detcityfc.com) to positively impact our community, promote our city and do soccer right by Detroit.

Writer / Producer

WTVS Detroit Public Television
Jan 2006 – Present · 14 yrs 7 mos
Notable projects for WTVS 56 - Detroit Public Television include the Emmy-winning "Think Squad", probably the last truly locally produced scripted broadcast TV series to come out of Detroit.

Writer / Producer
Fox Sports Detroit
2006 – Jul 2012 · 6 yrs
Southfield, MI

Notable projects included creating and running Emmy-winning programs on the Detroit Tigers, Detroit Red Wings, Detroit Mercy Titans, Oakland Golden Grizzlies and CCHA (College Hockey).

Writer / Producer
HKO Media Inc.
Jun 2002 – Dec 2005 · 3 yrs 7 mos
Ann Arbor, MI

Emmy-nomined documentary producer.

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Education

University of Michigan
Bachelor of Arts (B.A.), Film & Video, Italian
1997 – 1999

Skills & Endorsements

Editing · 31


Endorsed by **Sea Stachura and 2 others who are highly skilled at this**

Endorsed by **5 of Alexander's colleagues Sports**

Final Cut Pro · 15


Endorsed by **Jeff Larkin and 2 others who are highly skilled at this**

Social Media · 13

Endorsed by **Brigid Shivers and 1 other who is highly skilled at this**

Endorsed by **2 of Alexander's colleagues Sports**

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